UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 6

AMYLIN PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

B&R ACQUISITION COMPANY

(Offeror)

BRISTOL-MYERS SQUIBB COMPANY

(Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

032346108

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

General Counsel & Corporate Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Associate General Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Fox, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$5,309,403,868.82	$608,457.68

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 163,768,702 shares of voting common stock, par value $0.001 per share. The transaction value also includes the aggregate offer price for (i) 1,552,376 shares issuable pursuant to the vesting of restricted stock units and (ii) 5,950,014 shares issuable pursuant to outstanding options with an exercise price less than $31.00 per share, which is calculated by (x) multiplying the number of shares underlying an outstanding option with an exercise price less than $31.00 by an amount equal to $31.00 minus the exercise price for such option and (y) dividing such product by $31.00.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: 608,457.68	Filing Party: Bristol-Myers Squibb Company and B&R Acquisition Company
Form of Registration No.: Schedule TO	Date Filed: July 10, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by (i) B&R Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”) and (ii) Parent, for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of Amylin Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $31.00 per share net to the seller in cash without interest and less applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated July 10, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.

Items 1, 4, 8 and 11

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 5:00 PM, New York City time, on August 7, 2012. The Depositary has advised us that 140,550,153 Shares were validly tendered and not properly withdrawn (not counting as validly tendered Shares tendered through notice of guaranteed delivery and not actually tendered), representing approximately 85.55% of the outstanding Shares. All Shares that were validly tendered and not properly withdrawn have been accepted for payment in accordance with the terms of the Offer.

Pursuant to the Merger Agreement, Purchaser has exercised its Top-Up Option, pursuant to which the Company shall issue Shares to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Parent can effect a short-form merger under applicable Delaware Law.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, Purchaser and Parent will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Accordingly, Purchaser and Parent intend to effect a “short form” merger in which Purchaser is merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned subsidiary of the Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares held by the Company in treasury, Parent or Purchaser immediately prior to the effective time of the Merger, or any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All Shares converted into the right to receive the Offer Price shall be canceled and cease to exist. In addition, upon completion of the Merger, the common stock of the company will cease to be traded on Nasdaq.

On August 8, 2012, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(P) and is incorporated herein by reference.”

Item 12

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(5)(P)	Press Release issued by Bristol-Myers Squibb Company, dated August 8, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

B&R ACQUISITION COMPANY

By	/s/ Demetrios Kydonieus

Name:	Demetrios Kydonieus
Title:	Vice President

Date: August 8, 2012

BRISTOL-MYERS SQUIBB COMPANY

By	/s/ Demetrios Kydonieus

Name:	Demetrios Kydonieus
Title:	Vice President, Strategy, Alliances & Transactions

Date: August 8, 2012

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated July 10, 2012.*

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Instruction Form to be Used with the Letter of Transmittal.*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on July 10, 2012.*

(a)(5)(A)	Joint Press Release of Amylin Pharmaceuticals, Inc. and Bristol-Myers Squibb Company, dated June 29, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission on July 2, 2012).*

(a)(5)(B)	Press Release issued by Bristol-Myers Squibb Company, dated July 10, 2012.*

(a)(5)(C)	Class Action Complaint dated July 3, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.).*

(a)(5)(D)	Class Action Complaint dated July 3, 2012 (Douglas Peterson v. Amylin Pharmaceuticals, Inc. et al.).*

(a)(5)(E)	Transcript of Town Hall Meeting with Bristol-Myers Squibb Company and Amylin Ohio LLC, dated July 12, 2012 and slide presentation used during the Town Hall Meeting (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 1 to the Schedule 14D-9 filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 17, 2012).*

(a)(5)(F)	Amylin Integration Frequently Asked Questions memorandum distributed to Amylin employees on July 17, 2012 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 1 to the Schedule 14D-9 filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 17, 2012).*

(a)(5)(G)	Class Action Complaint dated July 9, 2012 (Susha Halberstam v. Amylin Pharmaceuticals, Inc.) (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9 filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 10, 2011).*

(a)(5)(H)	Stipulated Order of Class Certification and Case Management dated July 10, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.).*

(a)(5)(I)	Amended Class Action Complaint dated July 12, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.).*

(a)(5)(J)	Class Action Complaint dated July 10, 2012 (James Warnock v. Amylin Pharmaceuticals, Inc., et al.).*

(a)(5)(K)	Class Action Complaint dated July 20, 2012 (Susha Halberstam v. Amylin Pharmaceuticals, Inc., et al.).*

(a)(5)(L)	Class Action Complaint dated July 20, 2012 (Peter Doucet v. Amylin Pharmaceuticals, Inc., et al.).*

(a)(5)(M)	Press Release issued by Bristol-Myers Squibb Company, dated July 26, 2012.*

(a)(5)(N)	Memorandum of Understanding entered into July 27, 2012 (incorporated by reference to Exhibit (a)(5)(L) to Amendment No. 4 to the Schedule 14D-9 filed by Amylin Pharmaceuticals, Inc. with the Securities and Exchange Commission on July 27, 2012).*

(a)(5)(O)	Press Release issued by Bristol-Myers Squibb Company, dated August 1, 2012.*

(a)(5)(P)	Press Release issued by Bristol-Myers Squibb Company, dated August 8, 2012.

(b)(1)	Indenture dated as of June 1, 1993 between Bristol-Myers Squibb Company and The Bank of New York Mellon as trustee (incorporated by reference to Exhibit 4(a) of the Registration Statement on Form S-3, filed by Bristol-Myers Squibb on April 28, 2008).*
(b)(2)	Sixth Supplemental Indenture dated as of July 31, 2012 between Bristol-Myers Squibb Company and The Bank of New York Mellon as trustee (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Bristol-Myers Squibb on July 31, 2012).*

(d)(1)	Agreement and Plan of Merger, dated June 29, 2012, by and among Amylin Pharmaceuticals, Inc., Bristol-Myers Squibb Company, and B&R Acquisition Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission on July 3, 2012).*

(d)(2)	Tender and Support Agreement, by and among Amylin Pharmaceuticals, Inc., Bristol-Myers Squibb Company, B&R Acquisition Company and certain stockholders of Amylin Pharmaceuticals, Inc., dated June 29, 2012.*

(g)	None.

(h)	None.

*	Previously filed.

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